UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00461U105

(CUSIP Number)

February 26, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒           Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00461U105	13 G

1	NAMES OF REPORTING PERSONS. Samsara BioCapital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER 0

		6	SHARED VOTING POWER 2,161,333 shares(2)

		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 2,161,333 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,333 shares(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(3)

12	TYPE OF REPORTING PERSON* PN

(1) This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Srinivas Akkaraju (and together with Samsara LP and Samsara GP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Samsara LP.  Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP.  Srinivas Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 26, 2020.

(3) This calculation is based upon 41,528,822 Common Shares outstanding as of February 24, 2020, as reported on the Issuer’s 10-K filed with the SEC on February 25, 2020.

1	NAMES OF REPORTING PERSONS. Samsara BioCapital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER 0

		6	SHARED VOTING POWER 2,161,333 shares(2)

		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 2,161,333 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,333 shares(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(3)

12	TYPE OF REPORTING PERSON* OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Samsara LP.  Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP.  Srinivas Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 26, 2020.

(3) This calculation is based upon 41,528,822 Common Shares outstanding as of February 24, 2020, as reported on the Issuer’s 10-K filed with the SEC on February 25, 2020.

1	NAMES OF REPORTING PERSONS. Srinivas Akkaraju

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER 0

		6	SHARED VOTING POWER 2,161,333 shares(2)

		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 2,161,333 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,333 shares(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(3)

12	TYPE OF REPORTING PERSON* IN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Samsara LP.  Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP.  Srinivas Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 26, 2020.

(3) This calculation is based upon 41,528,822 Common Shares outstanding as of February 24, 2020, as reported on the Issuer’s 10-K filed with the SEC on February 25, 2020.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Aclaris Therapeutics, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Aclaris Therapeutics, Inc.

	Address of Issuer’s Principal Executive Offices:	640 Lee Road
Suite 200
Wayne, PA 19087

Item 2

(a)	Name of Person(s) Filing:

Samsara BioCapital, L.P. (“Samsara LP”)
Samsara BioCapital GP, LLC (“Samsara GP”)
Srinivas Akkaraju

(b)	Address of Principal Business Office:	c/o Samsara BioCapital, LLC
628 Middlefield Road
Palo Alto, CA 94301

(b)	Citizenship:

	Entities:	Samsara LP	- Delaware
		Samsara GP	- Delaware

	Individuals:	Srinivas Akkaraju	- United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	00461U105

Item 3                                                            Not applicable.

Item 4                                                            Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 26, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)

Samsara LP	2,161,333	0	2,161,333	0	2,161,333	2,161,333	5.2%

Samsara GP	0	0	2,161,333	0	2,161,333	2,161,333	5.2%

Srinivas Akkaraju	0	0	2,161,333	0	2,161,333	2,161,333	5.2%

(1) This calculation is based upon 41,528,822 Common Shares outstanding as of February 24, 2020, as reported on the Issuer’s 10-K filed with the SEC on February 25, 2020.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7                                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10                             Certification.

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2020

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Aclaris Therapeutics, Inc. is filed on behalf of each of us.

Dated: March 6, 2020

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju